3000 Two Logan Square

Eighteenth and Arch Streets

Philadelphia, PA 19103-2799

215.981.4000

Fax 215.981.4750

Brian Katz

direct dial: 215.981.4193

direct fax: 877.767.8438

katzb@pepperlaw.com

February 23, 2011

VIA EDGAR AND FACSIMILE

Securities and Exchange Commission

100 F. Street, N.E.

Washington, DC 20549

Attention:

Johnny Gharib, Esq., Staff Attorney

Re:

IGI Laboratories, Inc.

Comments to Registration Statement on Form S-3 filed on December 28, 2010

Commission File No. 333-171446

Ladies and Gentlemen:

On behalf of IGI Laboratories, Inc. (the “Company”), in connection with the Company’s Registration Statement on Form S-3 No. 333-171446 (the “Registration Statement”), we respectfully submit this letter in response to comments 4 through 14 by the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in your letter dated January 19, 2011 (the “Comment Letter”) and subsequent telephonic discussions between the Staff and us which occurred on January 21, 2011, February 10, 2011 and February 15, 2011. For convenience of reference, we have recited your comments in bold face type and have followed the comments with the related Company response thereto.

4.

With respect to the following 11 comments, please provide the information reflecting the combined offering of 18,413,720 shares (which includes the shares offered pursuant to the prior registration statements filed December 4, 2009 and this most recent registration statement). Please provide us, with a view toward disclosure in the prospectus, with the total dollar value of the securities underlying the convertible preferred stock that you have registered for resale (using the number of underlying securities that you have registered for resale and the market price per share for those securities on the date of the sale of the convertible preferred stock).

Philadelphia	Boston	Washington, D.C.	Detroit	New York	Pittsburgh

Berwyn	Harrisburg	Orange County	Princeton	Wilmington

www.pepperlaw.com

Securities and Exchange Commission

February 23, 2011

In accordance with your letter dated February 9, 2011 and our telephone conversation on February 10, 2011, in the following 11 responses, the Company will provide information related solely to the March 29, 2010 private placement and will not provide the information in combination with any prior offerings.

The Company has included the following disclosure on page 1 of Amendment No. 1 in response to the Staff’s comment:

“We are registering an aggregate of 2,668,584 shares of common stock issuable upon conversion of outstanding shares of Series C Convertible Preferred Stock, including shares issuable upon conversion of accrued dividends on the Series C Convertible Preferred Stock from the issuance date of such shares through December 29, 2013, to satisfy the registration rights we granted to the selling stockholders in connection with the private placement. The dollar value of these securities is $1,841,323, calculated based on the 2,668,584 shares of common stock issuable upon conversion of the Series C Convertible Preferred Stock, including shares issuable upon conversion of accrued dividends on the Series C Convertible Preferred Stock from the issuance date of such shares through December 29, 2013, multiplied by $0.69, the closing price of the Company’s common stock on March 29, 2010 (the date of the closing of the private placement) as quoted on NYSE Amex.”

5.

Please provide us, with a view toward disclosure in the prospectus, with tabular disclosure of the dollar amount of each payment (including the value of any payments to be made in common stock) in connection with the transaction that you have made or may be required to make to any selling shareholder, any affiliate of a selling shareholder, or any person with whom any selling shareholder has a contractual relationship regarding the transaction (including any interest payments, liquidated damages, payments made to “finders” or “placement agents,” and any other payments or potential payments). Please provide footnote disclosure of the terms of each such payment. Please do not include any repayment of principal on the convertible preferred stock in this disclosure.

Further, please provide us, with a view toward disclosure in the prospectus, with disclosure of the net proceeds to the issuer from the sale of the convertible preferred stock and the total possible payments to all selling shareholders and any of their affiliates in the first year following the sale of convertible preferred stock.

The Company advises the Staff that the terms of the dividends payable on the Series C Convertible Preferred Stock are disclosed on page 21 of Amendment No. 1. The Company further advises the Staff that the Life Science Opportunities Funds are entitled to appoint two directors to serve on the Company’s board of directors and Jane Hager, the trustee of the Jane E. Hager Trust of 1990, is a member of the Company’s board of directors. These board members receive the same compensation as the Company’s other non-employee directors. The Company has also revised page 14 of Amendment No. 1 to disclose the net proceeds received by the Company as a result of the offering.

Securities and Exchange Commission

February 23, 2011

The following table discloses the net proceeds to the Company from the sale of the convertible preferred stock and the total possible payments to all selling stockholders and their affiliates in the first year following the sale of the convertible preferred stock:

$ Amount
Net proceeds to the Company from the offering	$1,517,156.36
Accrued Dividends on the convertible preferred stock during the first year following the convertible preferred stock transaction	$77,500

6.	Please provide us, with a view toward disclosure in the prospectus, with tabular disclosure of:

•

the total possible profit the selling shareholders could realize as a result of the conversion discount for the securities underlying the convertible preferred stock, presented in a table with the following information disclosed separately:

		•	the market price per share of the securities underlying the convertible preferred stock on the date of the sale of the convertible preferred stock;

		•	the conversion price per share of the underlying securities on the date of the sale of the convertible preferred stock, calculated as follows:

			–	if the conversion price per share is set at a fixed price, use the price per share established in the convertible preferred stock; and

–

if the conversion price per share is not set at a fixed price and, instead, is set at a floating rate in relationship to the market price of the underlying security, use the conversion discount rate and the market rate per share on the date of the sale of the convertible preferred stock and determine the conversion price per share as of that date;

	•	the total possible shares underlying the convertible preferred stock;

Securities and Exchange Commission

February 23, 2011

•

the combined market price of the total number of shares underlying the convertible preferred stock, calculated by using the market price per share on the date of the sale of the convertible preferred stock and the total possible shares underlying the convertible preferred stock;

•

the total possible shares the selling shareholders may receive and the combined conversion price of the total number of shares underlying the convertible preferred stock calculated by using the conversion price on the date of the sale of the convertible preferred stock and the total possible number of shares the selling shareholders may receive; and

•

the total possible discount to the market price as of the date of the sale of the convertible preferred stock, calculated by subtracting the total conversion price on the date of the sale of the convertible preferred stock from the combined market price of the total number of shares underlying the convertible preferred stock on that date.

As set forth in the prospectus, the Company respectfully advises the Staff that the conversion price per share of the Series C Convertible Preferred Stock is the same as the fair market value of the Company’s common stock on the date of the closing of the private placement. Therefore, there was no discount nor any profit.

The following table sets forth the total possible profit the selling stockholders could have realized on the date of sale of the convertible preferred stock (March 29, 2010). As set forth in the prospectus, the Company respectively advises the Staff that from and after the date of the issuance of shares of Series C Convertible Preferred Stock, the holders of the Series C Convertible Preferred Stock shall be entitled to receive, when and if declared by the Board of Directors, quarterly dividends at the annual rate of 5% of the original issue price, which equals $1,000 per share, on each outstanding share of Series C Convertible Preferred Stock, subject to appropriate adjustment to reflect any stock split, stock dividend, reverse stock split or similar corporate event affecting the Series C Convertible Preferred Stock. The Series C Convertible Preferred Stock dividends shall accrue from day to day, whether or not earned or declared, commencing on the last day of the calendar quarter in which they would otherwise be declared; provided, however, that except in the case of a liquidation or conversion, the Company is under no obligation to pay such dividends unless so declared by the Board of Directors. Accrued but unpaid dividends on shares of Series C Convertible Preferred Stock are convertible into shares of common stock at a conversion ratio of $0.69 per share of common stock.

The market price per share of the securities underlying the Series C Convertible Preferred Stock on the date of the sale of the Series C Convertible Preferred Stock (March 29, 2010)	$0.69

Securities and Exchange Commission

February 23, 2011

The common stock conversion price per share of the underlying securities on the date of the sale of the Series C Convertible Preferred Stock (March 29, 2010)	$0.69
The common stock conversion ratio for each outstanding share of Series C Convertible Preferred Stock on the date of the sale of the Series C Convertible Preferred Stock	1,449.28:1
The total possible shares underlying the Series C Convertible Preferred Stock (assuming no accrued dividends and complete conversion of the Series C Convertible Preferred Stock on the date of issuance)	2,246,381
The combined market price of the total number of shares underlying the Series C Convertible Preferred Stock, calculated by using the market price per share on the date of the sale of the Series C Convertible Preferred Stock and the total possible shares underlying the Series C Convertible Preferred Stock on the date of issuance	$1,550,000
The total possible discount to the market price as of the date of the sale of the Series C Convertible Preferred Stock, calculated by subtracting the total conversion price on the date of the sale of the Series C Convertible Preferred Stock from the combined market price of the total number of shares underlying the Series C Convertible Preferred Stock on that date	$0

The Company advises the Staff that it has added disclosure in response to the Staff’s comment on page 13 to disclose that the combined market price of the total number of shares underlying the Series C Convertible Preferred Stock, calculated using the market price per share on the date of sale of the Series C Convertible Preferred Stock and the total possible shares underlying the Series C Convertible Preferred Stock on the original date of issuance of such shares is equal to approximately $1,550,000 and that the shares underlying the Series C Convertible Preferred Stock were not issued at a discount to the market price on the date of the sale of the Series C Convertible Preferred Stock. The conversion price of the Series C Convertible Preferred Stock is equal to the fair market value of the Company’s common stock at the closing of the private placement.

Securities and Exchange Commission

February 23, 2011

The Company advises the Staff that page 22 discloses that the conversion ratio of the Series C Convertible Preferred Stock may only be adjusted to reflect any stock split, stock dividend, reverse stock split or similar corporate event affecting the Series C Convertible Preferred Stock, plus such number of shares of common stock as shall equal (x) the accrued and unpaid dividends on the Series C Preferred Stock as of the date of conversion divided by (y) $0.69.

7.	Please provide us, with a view toward disclosure in the prospectus, with tabular disclosure of:

•

the total possible profit to be realized as a result of any conversion discounts for securities underlying any other warrants, options, notes, or other securities of the issuer that are held by the selling shareholders or any affiliates of the selling shareholders, presented in a table with the following information disclosed separately:

		•	market price per share of the underlying securities on the date of the sale of that other security;

		•	the conversion/exercise price per share as of the date of the sale of that other security, calculated as follows:

			–	if the conversion/exercise price per share is set at a fixed price, use the price per share on the date of the sale of that other security; and

–

if the conversion/exercise price per share is not set at a fixed price and, instead, is set at a floating rate in relationship to the market price of the underlying security, use the conversion/exercise discount rate and the market rate per share on the date of the sale of that other security and determine the conversion price per share as of that date;

	•	the total possible shares to be received under the particular securities (assuming complete conversion/exercise);

•

the combined market price of the total number of underlying shares, calculated by using the market price per share on the date of the sale of that other security and the total possible shares to be received;

•

the total possible shares to be received and the combined conversion price of the total number of shares underlying that other security calculated by using the conversion price on the date of the sale of that other security and the total possible number of underlying shares; and

•

the total possible discount to the market price as of the date of the sale of that other security, calculated by subtracting the total conversion price on the date of the sale of that other security from the combined market price of the total number of underlying shares on that date.

Securities and Exchange Commission

February 23, 2011

The Company advises the Staff that there were no additional securities issued in the convertible preferred stock transaction that remain outstanding. The Company also advises the Staff that the terms of the dividends on the Company’s Series C Convertible Preferred Stock are described on page 21 of Amendment No. 1. Two of the selling stockholders previously purchased shares of the Company’s Series B-1 Convertible Preferred Stock in a private placement, but on August 20, 2010, all outstanding shares of Series B-1 Convertible Preferred Stock were automatically converted into shares of the Company’s common stock.

8.	Please provide us, with a view toward disclosure in the prospectus, with tabular disclosure of:

	•	the gross proceeds paid or payable to the issuer in the convertible preferred stock transaction;

	•	all payments that have been made or that may be required to be made by the issuer that are disclosed in response to comment 5;

	•	the resulting net proceeds to the issuer; and

•

the combined total possible profit to be realized as a result of any conversion discounts regarding the securities underlying the convertible preferred stock and any other warrants, options, notes, or other securities of the issuer that are held by the selling shareholders or any affiliates of the selling shareholders that is disclosed in response to comments 6 and 7.

Further, please provide us, with a view toward disclosure in the prospectus, with disclosure – as a percentage – of the total amount of all possible payments as disclosed in response to comment 5 and the total possible discount to the market price of the shares underlying the convertible preferred stock as disclosed in response to comment 6 divided by the net proceeds to the issuer from the sale of the convertible preferred stock.

The Company has added the following disclosure on page 14 of Amendment No. 1 in response to the Staff’s comment:

“The following table discloses, among other things, the proceeds to us as a result of the private placement after giving effect to any payments that may be required to be made by us in the year following the private placement:

Gross proceeds	$1,550,000
Accrued dividends on Series C Convertible Preferred Stock during the year following the private placement	$77,500
Expenses incurred in connection with the private placement	$32,800

Securities and Exchange Commission

February 23, 2011

Resulting net proceeds to the Company	$1,439,700
Percentage calculation (1)	5.38%

(1) Such amount represents the percentage of the total possible payments that may be required to be made by us in the year following the private placement divided by the net proceeds to us after the expenses of the offering from the private placement.”

9.

Please provide us, with a view toward disclosure in the prospectus, with tabular disclosure of all prior securities transactions between the issuer (or any of its predecessors) and the selling shareholders, any affiliates of the selling shareholders, or any person with whom any selling shareholder has a contractual relationship regarding the transaction (or any predecessors of those persons), with the table including the following information disclosed separately for each transaction:

	•	the date of the transaction;

	•	the number of shares of the class of securities subject to the transaction that were outstanding prior to the transaction;

•

the number of shares of the class of securities subject to the transaction that were outstanding prior to the transaction and held by persons other than the selling shareholders, affiliates of the company, or affiliates of the selling shareholders;

	•	the number of shares of the class of securities subject to the transaction that were issued or issuable in connection with the transaction;

•

the percentage of total issued and outstanding securities that were issued or issuable in the transaction (assuming full issuance), with the percentage calculated by taking the number of shares issued and outstanding prior to the applicable transaction and held by persons other than the selling shareholders, affiliates of the company, or affiliates of the selling shareholders, and dividing that number by the number of shares issued or issuable in connection with the application transaction;

	•	the market price per share of the class of securities subject to the transaction immediately prior to the transaction (reverse split adjusted, if necessary); and

	•	the current market price per share of the class of securities subject to the transaction (reverse split adjusted, if necessary).

Securities and Exchange Commission

February 23, 2011

The Company has added the following disclosure on page 20 of Amendment No. 1 in response to the Staff’s comment:

“The following is a summary of prior securities transactions with the Selling Stockholders:

Jane E. Hager Trust of 1990. The Jane E. Hager Trust of 1990 has been a long-term stockholder of the Company. Mrs. Hager, a director of ours, acts as sole trustee and has sole voting and dispositive power over the shares held by the trust. Mrs. Hager and her husband have been stockholders of the Company for over 30 years, since they founded the Company. They acquired shares in connection with founding the Company and acquired additional shares over the years in their capacity as directors of the Company. The shares owned by the trust were originally owned by Mr. and Mrs. Hager and were contributed by them to the trust.

Life Science Opportunities Funds. On March 13, 2009, we completed a $6,000,000 private placement with the Life Science Opportunities Funds, which we refer to as the March 2009 Private Placement, pursuant to which the Life Science Opportunities Funds were issued 202.9 shares of our Series B-1 Convertible Preferred Stock, $4,782,600 in secured convertible promissory notes, a preferred stock purchase warrant to purchase 797.1 shares of our non-voting Series B-2 Preferred Stock and a warrant to purchase 350,000 shares of our common stock. At our annual meeting of stockholders held on May 15, 2009, our stockholders approved the March 2009 Private Placement. Immediately upon stockholder approval, the $4,782,600 aggregate principal amount of secured convertible promissory notes, together with accrued and unpaid interest, were converted into an aggregate of 803.979 shares of our Series B-1 Convertible Preferred Stock and the warrant to purchase 797.1 shares of non-voting Series B-2 Preferred was cancelled. Prior to the March 2009 Private Placement, there were no outstanding shares of Series B-1 Convertible Preferred Stock or Series B-2 Preferred Stock.

The following table discloses certain information related to the Life Science Opportunities Funds and the March 2009 Private Placement, the only prior securities transaction between the Life Sciences Opportunities Funds and the Company:

Selling Stockholder	Transaction Date	Number of Shares of Series B-1 Convertible Preferred Stock	Number of Shares of Common Stock Into Which Such Securities Converted (1)
Life Sciences Opportunities Fund II, L.P.	3/13/2009	152.844	2,382,167
Life Sciences Opportunities Fund (Institutional) II, L.P.	3/13/2009	854.035	13,310,657

(1) On August 20, 2010, all outstanding shares of Series B-1 Convertible Preferred Stock automatically converted into shares of common stock in accordance with the terms and conditions of the Certificate of Designation of the Rights and Preferences of Series B-1 Convertible Preferred Stock and Series B-2 Preferred Stock.

Securities and Exchange Commission

February 23, 2011

Joyce Erony and James Gale have each received shares pursuant to the Company’s 1998 Directors Stock Plan and stock options as directors of the Company.

Other Selling Stockholders. None of the other Selling Stockholders participated in any prior securities transactions with the Company.”

10.	Please provide us, with a view toward disclosure in the prospectus, with tabular disclosure comparing:

•

the number of shares outstanding prior to the convertible preferred stock transaction that are held by persons other than the selling shareholders, affiliates of the company, and affiliates of the selling shareholders;

	•	the number of shares registered for resale by the selling shareholders or affiliates of the selling shareholders in prior registration statements;

•

the number of shares registered for resale by the selling shareholders or affiliates of the selling shareholders that continue to be held by the selling shareholders or affiliates of the selling shareholders;

	•	the number of shares that have been sold in registered resale transactions by the selling shareholders or affiliates of the selling shareholders; and

	•	the number of shares registered for resale on behalf of the selling shareholders or affiliates of the selling shareholders in the current transaction.

In this analysis, the calculation of the number of outstanding shares should not include any securities underlying any outstanding convertible securities, options, or warrants.

The Company has added the following disclosure on page 19 of Amendment No. 1 in response to the Staff’s comment:

“The following table discloses, among other things, the number of shares of our common stock publicly held prior to the private placement and the number of shares registered for resale in this registration statement:

Number of Shares
the number of shares outstanding prior to the private placement that are held by persons other than the selling stockholders, our affiliates and affiliates of the selling shareholders	6,354,902
the number of shares registered for resale by the selling shareholders or affiliates of the selling stockholders in prior registration statements	17,251,597

Securities and Exchange Commission

February 23, 2011

the number of shares registered for resale by the selling stockholders or affiliates of the selling stockholders that continue to be held by the selling stockholders or affiliates of the selling stockholders	17,251,597
the number of shares that have been sold in registered resale transactions by the selling stockholders or affiliates of the selling stockholders	0
the number of shares registered for resale on behalf of the selling stockholders or affiliates of the selling stockholders in the current transaction.	2,668,584

11.	Please provide us, with a view toward disclosure in the prospectus, with the following information:

	•	whether the issuer has the intention, and a reasonable basis to believe that it will have the financial ability, to make all payments on the overlying securities; and

•

whether – based on information obtained from the selling shareholders – any of the selling shareholders have an existing short position in the company’s common stock and, if any of the selling shareholders have an existing short position in the company’s stock, the following additional information:

		•	the date on which each such selling shareholders entered into that short position; and

•

the relationship of the date on which each such selling shareholder entered into that short position to the date of the announcement of the convertible preferred stock transaction and the filing of the registration statement (e.g., before or after the announcement of the convertible preferred stock transaction, before the filing or after the filing of the registration statement, etc.).

Securities and Exchange Commission

February 23, 2011

The Company advises the Staff that it has added disclosure on page 12 of Amendment No. 1 regarding its intention to make future dividend payments on the outstanding shares of Series C Convertible Preferred Stock. As disclosed in Amendment No. 1, the holders of the Series C Convertible Preferred Stock are entitled to receive, out of funds legally available therefore, when and if declared by the Board of Directors, quarterly dividends at the annual rate of five percent of the original issue price, or $1,000 per share, on each outstanding share of Series C Convertible Preferred Stock, subject to appropriate adjustment to reflect any stock split, stock dividend, reverse stock split or similar corporate event affecting the Series C Convertible Preferred Stock. The Series C Convertible Preferred Stock dividends accrue from day to day, whether or not earned or declared, commencing on the last day of the calendar quarter in which they would otherwise be declared; except in the case of a liquidation or conversion, the Company is under no obligation to pay such dividends unless so declared by the Board of Directors.

The Company further advises the Staff, that based on information it received from each Selling Stockholder, none of the selling stockholders have an existing short position in the company’s common stock.

12.	Please provide us, with a view toward disclosure in the prospectus, with:

•

a materially complete description of the relationships and arrangements that have existed in the past three years or are to be performed in the future between the issuer (or any of its predecessors) and the selling shareholders, any affiliates of the selling shareholders, or any person with whom any selling shareholder has a contractual relationship regarding the transaction (or any predecessors of those persons) – the information should include, in reasonable detail, a complete description of the rights and obligations of the parties in connection with the sale of the convertible preferred stock; and

•

copies of all agreements between the issuer (or any of its predecessors) and the selling shareholders, any affiliates of the selling shareholders, or any person with whom any selling shareholder has a contractual relationship regarding the transaction (or any predecessors of those persons) in connection with the sale of the convertible preferred stock.

If it is your view that such a description of the relationships and arrangements between and among those parties already is presented in the prospectus and that all agreements between and/or among those parties are included as exhibits to the registration statement, please provide us with confirmation of your view in this regard.

Securities and Exchange Commission

February 23, 2011

The Company has added disclosure related to the Securities Purchase Agreements in Amendment No. 1 on page 14 in response to the Staff’s comment. Otherwise the Company confirms that a description of the relationships and arrangements among the parties is already presented in the prospectus and that all agreements between or among the parties are included as exhibits to the registration statement.

13.

Please provide us, with a view toward disclosure in the prospectus, with a description of the method by which the company determined the number of shares it seeks to register in connection with this registration statement.

The Company advises the Staff that it is registering the number of shares included in the Registration Statement pursuant to the terms of a Registration Rights Agreement it entered into with the selling stockholders pursuant to its arms length negotiations as part of the convertible preferred stock financing transaction. The Registration Rights Agreement is explained in further detail on page 14 of Amendment No. 1.

14.

With respect to the shares to be offered for resale by each selling security holder that is a legal entity, please disclose the natural person or persons who exercise the sole or shared voting and/or dispositive powers with respect to the shares to be offered by that shareholder.

Jane E. Hager acts as sole trustee and has sole voting and dispositive power over the shares held by the Jane E. Hager Trust of 1990.

Don Weir acts as sole trustee and has sole voting and dispositive power over the shares held by the Katherine U. Sanders 2003 Children’s Trust.

Elliot Hahn exercises sole voting and dispositive power over the shares held by LEBA Investments, LP.

Joyce Erony and James Gale share voting and dispositive power over the shares held by each of the Life Science Opportunities Funds.

Securities and Exchange Commission

February 23, 2011

We thank you for your prompt attention to this letter responding to the Staff’s Comment Letter and look forward to hearing from you at your earliest convenience. Please direct any questions concerning this filing to the undersigned at 215.981.4193.

Very truly yours,

/s/ Brian Katz

Brian Katz

cc:

Charles Moore

Joyce Erony

Justine Kostka